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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67849

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Puma Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Theodore Fremd Avenue, Suite 204
(No. and Street)

Rye	NY	10520
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc Gross	646-765-7201	mgross@pumacap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown
(Name – if individual, state last, first, and middle name)

One Tower Center Blvd, 14th Fl	East Brunswick	NJ	08816
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Gross, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Puma Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Miluska Rios
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RI6301528
Qualified in Bronx County
Commission Expires April14, 2022

Signature: [signature]

Title: CFO

[signature] February 18th, 2022

Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Puma Capital, LLC

Statement of Financial Condition
December 31, 2021

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged With Governance of
Puma Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Puma Capital, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

March 1, 2022

WithumSmith+Brown, PC   One Tower Center Boulevard, 14th Floor, East Brunswick, New Jersey 08816-1145   **T** (732) 828 1614   **F** (732) 828 5156   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	586,867
Due from Clearing Firms, Including Deposits		3,967,621
Receivable From Brokers		1,882,704
Securities Owned, at Fair Value		196,605
Property and Equipment, Net		271,789
Operating Lease Right-of-Use Assets		29,533
Other Assets		545,853
	$	7,480,972

LIABILITIES AND MEMBERS' EQUITY

Securities Sold, But Not Yet Purchased, at Fair Value	$	40,450
Operating Lease Liabilities		29,704
Accounts Payable and Accrued Expenses		2,454,588
Total Liabilities		2,524,742
Members' Equity		4,956,230
	$	7,480,972

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, LLC (the "Company"), was organized in February 2007 and began operations on January 7, 2008. The Company was formed under the Securities Exchange Act of 1934 and is registered with the Securities Exchange Commission ("SEC"). On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA) to operate as a registered broker-dealer. The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Accounting principles generally accepted in the United States or U.S. GAAP require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange-traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange-traded securities trading less than actively, categorized in Level 2.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Gains and losses on securities trading were earned by the Company by making markets in equities. Realized and unrealized gains and losses are reflected in net gain on principal transactions in the statement of operations.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts ("Commission Agreements") with the customer, (b) identify the performance obligations in the Commission Agreement, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the Commission Agreement, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenue generated by the Company from principal transactions are not resulting from contracts with customers and therefore not impacted by ASC Topic 606.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a commission agreement with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the Commission Agreement is recognized prior to the Company's unconditional right to receive payment under a Commission Agreement with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. At January 1, 2021, receivables were $748,826. At December 31, 2021, receivables were $1,882,704.   There were no contract assets or contract liabilities as of January 1,2021 and December 31, 2021.

Significant Judgments

Revenue from Commission Agreements with customers includes commissions earned on execution services and transaction fees for secondary market securities transactions. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. The recognition and measurement of revenue is based on the assessment of individual Commission Agreement terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the Commission Agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Generally, each time an introduced customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that one the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years
Computer software	3 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements. Management's conclusions regarding this policy may be subject to review and

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* using a modified retrospective transition approach. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

Allowance for Credit Losses

The Company follows ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). Which utilizes the Current Expected Credit Losses (CECL) methodology to evalulate crdit losses.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses (Continued)

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Risks and Uncertainties

Management continues to evaluate the COVID-19 virus and its impact on the broker dealer industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the fair value of the Company's results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Receivable from Clearing Broker

The receivables from clearing broker arise in ordinary course of business and are pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have not settled.

PUMA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 consisted of the following:

Computer equipment	$371,591
Furniture and fixtures	209,846
Leasehold improvements	35,490
Computer software	201,668
	818,595
Less: accumulated depreciation and amortization	546,806
	$271,789

NOTE 3.   FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2021:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities owned	$ 196,605	$ -	$ -	$196,605
LIABILITIES, at fair value				
Equity securities sold, but not yet purchased	$ 40,450	$ -	$ -	$40,450

There were no transfers of securities among the levels of the fair value hierarchy during the year.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $1,000,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2021, the Company's "Net Capital" was $3,621,303, which exceeded requirements by $2,621,303 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.75 to 1.

NOTE 5.   RISK CONCENTRATIONS

Clearing and Depository Operations

At December 31, 2021, the transactions were processed primarily by Wedbush Securities, a brokerage firm whose headquarters is in Los Angeles, CA. At December 31, 2021, deposits held by Wedbush Securities were $412,520.

Securities Sold, But Not Yet Purchased

At December 31, 2021, securities sold, but not yet purchased, consisted primarily of United States and Foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 6.   RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, from an entity affiliated by virtue of common control ("Affiliate"). In this regard, the Affiliate incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. At December 31, 2021, there was no amount due to the Affiliate for administrative services.

NOTE 7.   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has obligations as a lessee for office spaces with noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from the lease payments. The Company's leases do not include termination options for either party to the lessee or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as varable costs when incurred.

The Company has a two year lease for an office in Jupiter, Florida, expiring March 2021 and new lease agreement for Jupiter started in April 2021.

Additionally, the Company leased an office in Purchase, New York, expiring August 2021, and the new agreement will start February 2022.

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:
Operating leases:

Operating lease right-of-use assets	$29,533
Operating lease liabilities	29,704

Other information related to leases as of December 31, 2021 was as follows:

Weighted average remaing lease term:

Operating leases	3 months

Weighted average discount rate:

Operating lease	5 %

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8. PAYCHECK PROTECTION PROGRAM LOAN

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $449,600 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has or has not started the process of applying for loan forgiveness. The PPP Loan is being administered by Iberiabank and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met).

Payment terms are stipulated in the loan agreement whereby 1) The interest rate on the Note will be a fixed rate of 1.00%, simple interest, on the unpaid principal from time to time. (2) No interest or principal will be due during the first six months after the Loan amount is disbursed, although interest will continue to accrue over this six month deferral period. (3) After such six-month deferral period and after taking into account any loan forgiveness applicable to the Loan pursuant to the Program, as approved by SBA, any remaining principal and accrued interest will be payable in substantially equal monthly installments on the first day of each month over the remaining 18 month term of the Loan, in the amount provided by Lender. (4) Lender will apply each installment payment first to accrued interest, then to principal, then to pay any late fees, then to costs of collection. (5) This Note will mature two (2) years from the date of the Note, at which time all unpaid principal, accrued interest and any other amounts will be due and payable. (6) The Borrower may prepay the Note in whole or in part at any time without penalty. (7) If a payment on this Note is more than 10 days late, Lender may charge Borrower a late fee of up to 5.00% of the unpaid portion of the regularly scheduled payment.

As of December 31, 2021, the PPP Loan $449,600 was forgiven in July 2021.

.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 1, 2022, the date the financial statements were issued. No other events have been identified that require disclosure.